Exhibit 15.2 DeGolyer and MacNaughton 5001 Spring Valley Road Suite 800 East Dallas, Texas 75244 January 15, 2019 BP Russian Investments Limited Chertsey Road Sunbury on Thames, Middlesex, TW16 7BP United Kingdom Ladies and Gentlemen: Pursuant to your request, this report of third party presents an independent evaluation, as of December 31, 2018, of the extent of the estimated net proved oil, condensate, natural gas liquids (NGL), and gas reserves of certain properties in which PJSC Rosneft Oil Company (ROSNEFT) has represented it holds an interest. This evaluation was completed on January 15, 2019. The properties evaluated consist of working interests located in the Russian Federation, Algeria, Canada, Egypt, Venezuela, and Vietnam. ROSNEFT has represented that it holds an interest in certain fields located in the Russian Federation either directly or through various subsidiary enterprises. ROSNEFT has represented that all fields are held at 100 percent by the respective subsidiary enterprise. ROSNEFT has represented that its ownership in all the subsidiary enterprises ranges between 20 and 100 percent. ROSNEFT has represented that these properties account for 100 percent on a net equivalent barrel basis of ROSNEFT’s net proved reserves as of December 31, 2018. The net proved reserves estimates have been prepared in accordance with the reserves definitions of Rules 4–10(a) (1)–(32) of Regulation S–X of the Securities and Exchange Commission (SEC) of the United States. At the request of BP Russian Investments Limited (BP), a wholly owned subsidiary of BP p.l.c., this report was prepared in accordance with guidelines specified in Item 1202(a)(8) of Regulation S–K and is to be used for inclusion in certain SEC filings by BP p.l.c. Also included in this report are interests held through 4 production sharing agreements (PSA) and 10 joint ventures (JV). As represented by ROSNEFT, the PSA holdings include the Sakhalin-1 Project in Russia, Block 245 in Algeria, the Shourouk Block in Egypt, and Block 6.1 in Vietnam. The JV holdings include four JVs in Russia, 10 fields in 5 JVs in Venezuela, and 1 JV in Canada.

2 DeGolyer and MacNaughton These subsidiary enterprises, the ROSNEFT direct holdings in the Russian Federation (including those in the Chechen Republic), the Sakhalin-1 Project, the Algerian PSA, the Egyptian PSA, the Vietnam PSA, the Russian JVs, the Venezuela JVs, and the Canadian JV are collectively referred to hereinafter as “ROSNEFT Holdings.” BP has represented that it holds a 19.75-percent interest in ROSNEFT Holdings. Certain properties in which ROSNEFT has an interest are subject to the terms of various PSAs. The terms of these PSAs generally allow for working interest participants to be reimbursed for portions of capital costs and operating expenses and to share in the profits. The reimbursements and profit proceeds are converted to a barrel of oil equivalent or standard cubic foot of gas equivalent by dividing by product prices to estimate the “entitlement quantities.” These entitlement quantities are equivalent in principle to net reserves and are used to calculate an equivalent net share, termed an “entitlement interest.” In this report, ROSNEFT net reserves or interest for certain properties subject to these PSAs is the entitlement based on ROSNEFT’s working interest. For the Algerian PSA, the proved reserves were estimated to be zero. The reserves estimated herein are reported at 100 percent for those subsidiaries of which ROSNEFT has majority control, either through direct ownership or through voting rights. The estimated reserves for those subsidiaries which ROSNEFT does not control are reported at ROSNEFT’s ownership interest. All of the fields evaluated are located in the Russian Federation, Algeria, Canada, Egypt, Venezuela, or Vietnam. ROSNEFT has represented that the Russian Law on Subsoil provides for the extension of production licenses at the request of the license holder if there exist economic reserves upon the expiration of the primary term, provided the license holder is in material compliance with the terms of the existing license. Furthermore, we have been advised that the Law on Subsoil was amended in 2000 to provide that the terms of new production licenses or combined production and exploration licenses for new fields, as well as the terms of extensions of production licenses for existing fields, will no longer be limited to a specified number of years and may now be issued for the full useful lives of the fields associated with such license. We understand that the principal requirements for license extension are that the license holder complies with the material terms of the license and that mineral extraction has not been completed. As in the past, ROSNEFT is required to submit to the appropriate government agency for approval, prior to production, individual field development plans based on the economic life of the field and not based on the term of the associated

3 DeGolyer and MacNaughton license. ROSNEFT has represented that upon completion of the primary term of its current licenses, each of the subsidiary enterprises intends to continue to extend these licenses until the end of the economic lives of the associated fields, and that they intend to proceed accordingly with development and operation of these fields. Based on these representations, we have included as proved reserves those volumes that were estimated to be economically producible from the fields evaluated after the expiration of the primary terms of their licenses. Reserves estimates included herein are expressed as net reserves attributable to or controlled by ROSNEFT (ROSNEFT net). Gross reserves are defined as the total estimated petroleum remaining to be produced from these properties after December 31, 2018. ROSNEFT Net reserves are defined as that portion of the gross reserves attributable to the interests held by ROSNEFT after deducting all interests held by others plus certain interests not held by ROSNEFT, which ROSNEFT has represented that it controls. For the PSAs, these reserves are expressed in terms of the barrel equivalent of the cost recovery and profit share (entitlement) after deducting interests held by others. Estimates of reserves should be regarded only as estimates that may change as further production history and additional information become available. Not only are such estimates based on that information which is currently available, but such estimates are also subject to the uncertainties inherent in the application of judgmental factors in interpreting such information. Data used in our estimates were obtained from ROSNEFT and from public sources. In the preparation of this report we have relied, without independent verification, upon such information furnished by ROSNEFT with respect to the property interests being evaluated, production from such properties, current costs of operation and development, current prices for production, agreements relating to current and future operations and sale of production, and various other information and data that were accepted as represented. A field examination of the properties was not considered necessary for the purposes of this report. Definition of Reserves Petroleum reserves estimated by us and included in this report are classified as proved. Only proved reserves have been evaluated for this report. Reserves classifications used by us in this report are in accordance with the reserves definitions of Rules 4–10(a) (1)–(32) of Regulation S–X of the SEC. Reserves are judged to be

4 DeGolyer and MacNaughton economically producible in future years from known reservoirs under existing economic and operating conditions and assuming continuation of current regulatory practices using conventional production methods and equipment. In the analyses of production-decline curves, reserves were estimated only to the limit of economic rates of production under existing economic and operating conditions using prices and costs consistent with the effective date of this report, including consideration of changes in existing prices provided only by contractual arrangements but not including escalations based upon future conditions. The petroleum reserves are classified as follows: Proved oil and gas reserves – Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible—from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations—prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time. (i) The area of the reservoir considered as proved includes: (A) The area identified by drilling and limited by fluid contacts, if any, and (B) Adjacent undrilled portions of the reservoir that can, with reasonable certainty, be judged to be continuous with it and to contain economically producible oil or gas on the basis of available geoscience and engineering data. (ii) In the absence of data on fluid contacts, proved quantities in a reservoir are limited by the lowest known hydrocarbons (LKH) as seen in a well penetration unless geoscience, engineering, or performance data and reliable technology establishes a lower contact with reasonable certainty. (iii) Where direct observation from well penetrations has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves may be assigned in the

5 DeGolyer and MacNaughton structurally higher portions of the reservoir only if geoscience, engineering, or performance data and reliable technology establish the higher contact with reasonable certainty. (iv) Reserves which can be produced economically through application of improved recovery techniques (including, but not limited to, fluid injection) are included in the proved classification when: (A) Successful testing by a pilot project in an area of the reservoir with properties no more favorable than in the reservoir as a whole, the operation of an installed program in the reservoir or an analogous reservoir, or other evidence using reliable technology establishes the reasonable certainty of the engineering analysis on which the project or program was based; and (B) The project has been approved for development by all necessary parties and entities, including governmental entities. (v) Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12-month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions. Developed oil and gas reserves – Developed oil and gas reserves are reserves of any category that can be expected to be recovered: (i) Through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and (ii) Through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.

6 DeGolyer and MacNaughton Undeveloped oil and gas reserves – Undeveloped oil and gas reserves are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. (i) Reserves on undrilled acreage shall be limited to those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic producibility at greater distances. (ii) Undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances justify a longer time. (iii) Under no circumstances shall estimates for undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual projects in the same reservoir or an analogous reservoir, as defined in [section 210.4–10 (a) Definitions], or by other evidence using reliable technology establishing reasonable certainty. Methodology and Procedures Estimates of reserves were prepared by the use of appropriate geologic, petroleum engineering, and evaluation principles and techniques that are in accordance with the reserves definitions of Rules 4–10(a) (1)–(32) of Regulation S–X of the SEC and with practices generally recognized by the petroleum industry as presented in the publication of the Society of Petroleum Engineers entitled “Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information (Revision as of February 19, 2007).” The method or combination of methods used in the analysis of each reservoir was tempered by experience with similar reservoirs, stage of development, quality and completeness of basic data, and production history.

7 DeGolyer and MacNaughton Based on the current stage of field development, production performance, the development plans provided by ROSNEFT, and the analyses of areas offsetting existing wells with test or production data, reserves were classified as proved. ROSNEFT has represented that its senior management is committed to the development plan provided by ROSNEFT and that ROSNEFT has the financial capability to execute the development plan, including the drilling and completion of wells and the installation of equipment and facilities. The volumetric method was used to estimate the original oil in place (OOIP) and the original gas in place (OGIP). Structure and isopach maps were constructed to estimate reservoir volume. Electrical logs, radioactivity logs, core analyses, and other available data were used to prepare these maps as well as to estimate representative values for porosity and water saturation. Estimates of ultimate recovery were obtained after applying recovery factors to OOIP or OGIP. These recovery factors were based on consideration of the type of energy inherent in the reservoirs, analyses of the petroleum, the structural positions of the properties, and the production histories. No geologic data were provided for the Zohr field this year; consequently, there were no updates to the estimated OGIP for the Zohr field. Any changes to the estimated quantities for the Zohr field were due only to production. We are not aware of any additional information obtained from the Zohr field that would lead to a material overstatement of the reserves estimated herein. For depletion-type reservoirs or those whose performance disclosed a reliable decline in producing-rate trends or other diagnostic characteristics, reserves were estimated by the application of appropriate decline curves or other performance relationships. In the analyses of production-decline curves, reserves were estimated only to the limits of economic production as defined under the Definition of Reserves heading of this report or to the limit of the production licenses as appropriate. In certain cases, reserves were estimated by incorporating elements of analogy with similar wells or reservoirs for which more complete data were available. Data provided by ROSNEFT from wells drilled through December 2018 and made available for this evaluation were used to prepare the reserves estimates herein. These reserves estimates were based on consideration of monthly production data available for certain properties only through June 2018. Estimated cumulative

8 DeGolyer and MacNaughton production, as of December 31, 2018, was deducted from the estimated gross ultimate recovery to estimate gross reserves. This required that production be estimated for up to 6 months. Estimates of prices, as of December 31, 2018, were used in calculations to estimate the entitlement reserves for properties in the Sakhalin-1, Vietnam Block 6.1, Egyptian, and Algerian PSAs. Gas reserves estimated herein are expressed as fuel gas, sales gas, and marketable gas. Fuel gas is that portion of the total volume of gas to be produced from the reservoirs used in the operation of the field; in certain cases, fuel gas also represents the estimated volume of gas utilized in existing and future power-generation plants. ROSNEFT provided information about currently operating and future plants, including a schedule of operation, plant inlet rates, fields associated with each plant, and pertinent economic parameters. Sales gas is defined as the total volume of gas to be produced from the reservoirs, measured at the point of delivery, available for sales, after deduction for fuel usage, flare, and shrinkage resulting from field separation and processing. Marketable gas is defined as the sum of fuel gas and sales gas. Gas reserves estimated herein are expressed at a temperature base of 20 degrees Celsius (°C) and 1 atmosphere (atm). Estimates of gas reserves are expressed herein in millions of cubic feet (106ft3). Gas reserves are identified by the type of reservoir from which the gas will be produced. Nonassociated gas is gas at initial reservoir conditions with no oil present in the reservoir. Associated gas is both gas-cap gas and solution gas. Gas-cap gas is gas at initial reservoir conditions and is in communication with an underlying oil zone. Solution gas is gas dissolved in oil at initial reservoir conditions. Gas reserves estimated herein include both associated and nonassociated gas. ROSNEFT has represented that most of gas produced from the fields evaluated herein and located in the Unified gas supply system zone will be delivered to market through the Gazprom Gas Transmission System (GTS). In accordance with Russian Federation Resolution no. 858, dated July 14, 1997, ROSNEFT is entitled to access to the GTS for transportation and delivery of gas. Additionally, Russian Federation Resolution no. 1021, dated December 29, 2000, obligates Gazprom and its affiliates to sell gas, produced by Gazprom and its affiliates, at a price within a range of wholesale prices regulated by the Federal Anti-Monopoly Service with adjustment for the energy value of the gas, and permits Gazprom to collect a service charge for retail distribution. The range of prices is established for each Russian region where the gas

9 DeGolyer and MacNaughton is sold. ROSNEFT has represented that all gas not used for fuel will be sold, whether at an agreed-upon contract price or at the lower price associated with gas sales through the GTS. Sales gas reserves have been estimated herein on the basis of these representations. ROSNEFT provided sales gas prices to be used for the estimation of the value of the gas reserves reported herein, and it has represented that these prices are consistent with the conditions described above. The fuel gas quantities included as a portion of ROSNEFT net marketable gas reserves are as follows, expressed in millions of cubic feet (106ft3): Fuel Gas Portion of ROSNEFT Net Marketable Gas Reserves (106ft3) Proved Developed 1,980,691 Undeveloped 1,223,655 Total Proved 3,535,886 Oil and condensate reserves estimated herein are to be recovered by normal field separation. NGL reserves estimated herein consist of propane and butane. After stable condensate removal by normal separation, additional liquids are recovered as NGL through additional separation at reduced temperatures. Estimates of oil, condensate, and NGL reserves are expressed in thousands of barrels (103bbl). In these estimates, 1 barrel equals 42 United States gallons. For reporting purposes, oil and condensate reserves have been estimated separately and are presented herein as a summed quantity. Primary Economic Assumptions This report has been prepared using initial prices, expenses, and costs provided by ROSNEFT in United States dollars (U.S.$). Future prices were estimated using guidelines established by the SEC and the Financial Accounting Standards Board (FASB). The following economic assumptions were used for estimating the reserves reported herein: Oil and Condensate Prices ROSNEFT has represented that the sales prices of oil and condensate were based on a 12-month average price (reference price), calculated as the unweighted arithmetic average of the

10 DeGolyer and MacNaughton first-day-of-the-month price for each month within the 12-month period prior to the end of the reporting period, unless prices are defined by contractual arrangements. ROSNEFT supplied oil and condensate prices, which were based on a Urals reference price of 31,770 Russian rubles per metric ton (U.S.$70.26 per barrel). The Urals reference oil price is an average of the Urals (MED) and Urals (Rdam) prices as published in the Platts Oilgram Price Report. For the ROSNEFT Holdings in the Russian Federation (including those in both the Chechen Republic and the Sakhalin-1 Project), the volume-weighted average oil and condensate prices over the lives of the properties were U.S.$60.82 per barrel and U.S.$55.84 per barrel, respectively. For the JV holding in Canada, ROSNEFT supplied differentials to an Edmonton Light Oil reference price of U.S.$65.80 per barrel and the prices were held constant thereafter. The volume-weighted average oil price over the lives of the properties in the Canadian JV was U.S.$65.80 per barrel. For the JV holdings in Venezuela, ROSNEFT has represented that the Brent oil reference price of U.S.$71.30 per barrel was used. ROSNEFT provided differentials to the reference price for each of the Venezuelan fields. Prices were held constant. The volume-weighted average oil price over the lives of the properties for the Venezuelan holdings was U.S.$58.35 per barrel. For the PSA holdings in Vietnam, ROSNEFT has represented that the Brent oil reference price of U.S.$71.30 per barrel was used. The volume-weighted average price of the condensate over the lives of the properties for the Vietnam holdings was U.S.$71.30 per barrel. For the PSA holdings in Egypt, ROSNEFT has represented that the Brent oil reference price of U.S.$71.30 per barrel was used. The volume-weighted average price of condensate over the life of the Egypt holdings was U.S.$71.30 per barrel. NGL Prices For the ROSNEFT Holdings in the Russian Federation (including those in the Chechen Republic), the volume-weighted average NGL price over the lives of the properties was U.S.$13.64 per barrel. For the JV holding in Canada, ROSNEFT

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supplied an NGL price of U.S.$32.34 per barrel and the prices were held constant thereafter.

Gas Prices

For the ROSNEFT Holdings in the Russian Federation (including those in both the Chechen Republic and the Sakhalin-1 Project), the volume-weighted average price over the lives of the properties was U.S.$0.99 per thousand cubic feet (10^3ft^3). For the JV holding in Canada, ROSNEFT supplied differentials to an Alberta Export Canadian metering outlet (AECO) reference price of U.S.$1.24 per 10^3ft^3 and the prices were held constant thereafter. The volume-weighted average gas price over the lives of the properties in the Canadian JV was U.S.$1.24 per 10^3ft^3. For the Petromonagas field in Venezuela, ROSNEFT supplied a domestic sales gas price of U.S.$0.005 per 10^3ft^3, which was held constant for the life of the property. For the PSA holdings in Vietnam, ROSNEFT has represented that sales gas is priced according to terms of a Gas Sales Agreement. The volume-weighted average gas price over the life of the Vietnam properties was U.S.$3.13 per 10^3ft^3. For the PSA holdings in Egypt, ROSNEFT has represented that sales gas is priced according to terms of a Gas Sales Agreement. The volume-weighted average gas price over the life of the Egypt properties was U.S.$5.83 per 10^3ft^3.

Expenses and Costs

Current expenses and costs, and forecasts of expenses and costs, provided by ROSNEFT were used in estimating future expenditures required to operate the fields. In certain cases, future expenditures, either higher or lower than current expenditures, were used because of anticipated changes in operating conditions, but no general escalation that might result from inflation was applied.

In our opinion, the information relating to estimated proved reserves of oil, condensate, natural gas liquids, and gas contained in this report has been prepared in accordance with Paragraphs 932-235-50-4 and 932-235-50-6 through 932-235-50-9

12 DeGolyer and MacNaughton of the Accounting Standards Update 932-235-50, Extractive Industries – Oil and Gas (Topic 932): Oil and Gas Reserve Estimation and Disclosures (January 2010) of the Financial Accounting Standards Board and Rules 4–10(a) (1)–(32) of Regulation S–X and Rules 302(b), 1201, 1202(a) (1), (2), (3), (4), (8), and 1203(a) of Regulation S–K of the Securities and Exchange Commission; provided, however, that (i) estimates of proved developed and proved undeveloped reserves are not presented at the beginning of the year, (ii) certain proved undeveloped reserves are scheduled for development more than 5 years in the future, and (iii) certain economically producible quantities of reserves beyond the primary term of the current production licenses have been classified as proved reserves in this report based on ROSNEFT’s representation that each of the subsidiary enterprises discussed therein has the ability to and intends to extend the applicable current production licenses to the end of the economic lives of the associated fields and that ROSNEFT believes with reasonable certainty that the inclusion of the reserves and revenue under extended license terms is consistent with SEC regulations. ROSNEFT has represented to us that the Russian Law on Subsoil requires that an operator develop a field according to a development plan that has been submitted to and approved by the appropriate government authority. Once approved, failure to follow the development plan is a violation of the Russian Law on Subsoil and may result in the cancellation of the operator’s production license for the field. Since the implementation of the approved development plan, including that portion that may occur more than 5 years in the future, is a requirement for maintaining the production license, we have included in certain of our estimates of SEC proved reserves those quantities associated with development activities that are part of the approved development plan and scheduled more than 5 years in the future. We believe that, since they must be developed to prevent the loss of licenses, there is reasonable certainty that the reserves will be developed. We believe it is reasonable therefore to include these quantities as SEC proved reserves. ROSNEFT has represented to us that the development plans provided to us are in accordance with the approved development plans. We cannot render an opinion regarding the actual possibility that a license will be terminated for failure to follow approved development plans nor an opinion on how many companies have lost their licenses for not following approved development plans. We are not in a position to offer an opinion on the duration of the subsidiary enterprises’ production licenses under the Russian Law on Subsoil, but, in light of the above, believe ROSNEFT’s view on the probability of license extensions to be

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reasonable, although such view may not be confirmed by the SEC. We believe it is reasonable therefore to include these quantities as SEC proved reserves.

To the extent the above-enumerated rules, regulations, and statements require determinations of an accounting or legal nature, we, as engineers, are necessarily unable to express an opinion as to whether the above-described information is in accordance therewith or sufficient therefor.

Summary of Conclusions

The estimated ROSNEFT net proved reserves, as of December 31, 2018, of the properties evaluated herein were based on the definition of proved reserves of the SEC and are summarized as follows, expressed in thousands of barrels (10^3bbl) and millions of cubic feet (10^6ft^3):

		ROSNEFT Net Reserves			
Rosneft Holdings	**Reserves Classification**	**Oil and Condensate (10^3bbl)**	**NGL (10^3bbl)**	**Marketable Gas (10^6ft^3)**	**Sales Gas (10^6ft^3)**
Russia	Proved Developed	15,837,485	521,180	33,159,718	30,847,487
	Proved Undeveloped	11,937,217	258,449	38,559,740	37,336,085
	Total Proved	**27,774,702**	**779,629**	**71,719,458**	**68,183,572**
Algeria	Proved Developed	0	0	0	0
	Proved Undeveloped	0	0	0	0
	Total Proved	**0**	**0**	**0**	**0**
Canada	Proved Developed	263	127	706	706
	Proved Undeveloped	0	0	0	0
	Total Proved	**263**	**127**	**706**	**706**
Egypt	Proved Developed	298	0	289,368	289,368
	Proved Undeveloped	767	0	722,821	722,821
	Total Proved	**1,065**	**0**	**1,012,189**	**1,012,189**
Venezuela	Proved Developed	121,512	0	56,158	56,158
	Proved Undeveloped	175,087	0	77,029	77,029
	Total Proved	**296,599**	**0**	**133,187**	**133,187**
Vietnam	Proved Developed	107	0	60,106	60,106
	Proved Undeveloped	18	0	18,222	18,222
	Total Proved	**125**	**0**	**78,328**	**78,328**
Total	**Proved Developed**	**15,959,665**	**521,307**	**33,566,056**	**31,253,825**
	Proved Undeveloped	**12,113,089**	**258,449**	**39,377,812**	**38,154,157**
	Total Proved	**28,072,754**	**779,756**	**72,943,868**	**69,407,982**

Note: ROSNEFT has represented that it controls the management of certain of the ROSNEFT Holdings in Russia through various subsidiary enterprises. For those ROSNEFT Holdings controlled by ROSNEFT, 100 percent of the reserves are reported herein as ROSNEFT net reserves and include those reserves not directly owned by ROSNEFT.

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The estimated ROSNEFT net proved reserves attributable to the reviewed properties, adjusted for BP's ownership interest of 19.75 percent, are summarized as follows, expressed in thousands of barrels (10^3bbl) and millions of cubic feet (10^6ft^3):

		BP Share of ROSNEFT Net Reserves			
Country	Reserves Classification	Oil and Condensate (10^3bbl)	NGL (10^3bbl)	Marketable Gas (10^6ft^3)	Sales Gas (10^6ft^3)
Russia	Proved Developed	3,127,903	102,933	6,549,045	6,092,379
	Proved Undeveloped	2,357,600	51,044	7,615,549	7,373,877
	Total Proved	**5,485,503**	**153,977**	**14,164,594**	**13,466,256**
Algeria	Proved Developed	0	0	0	0
	Proved Undeveloped	0	0	0	0
	Total Proved	**0**	**0**	**0**	**0**
Canada	Proved Developed	52	25	139	139
	Proved Undeveloped	0	0	0	0
	Total Proved	**52**	**25**	**139**	**139**
Egypt	Proved Developed	59	0	57,150	57,150
	Proved Undeveloped	151	0	142,757	142,757
	Total Proved	**210**	**0**	**199,907**	**199,907**
Venezuela	Proved Developed	23,999	0	11,091	11,091
	Proved Undeveloped	34,580	0	15,213	15,213
	Total Proved	**58,579**	**0**	**26,304**	**26,304**
Vietnam	Proved Developed	21	0	11,871	11,871
	Proved Undeveloped	4	0	3,599	3,599
	Total Proved	**25**	**0**	**15,470**	**15,470**
Total	**Proved Developed**	**3,152,034**	**102,958**	**6,629,296**	**6,172,630**
	Proved Undeveloped	**2,392,335**	**51,044**	**7,777,118**	**7,535,446**
	Total Proved	**5,544,369**	**154,002**	**14,406,414**	**13,708,076**

BP has represented that the BP share of ROSNEFT net reserves account for 41 percent of BP net proved reserves as of December 31, 2018, on a barrel of oil equivalent basis.

In addition to the 19.75-percent net interest in ROSNEFT's net reserves, BP also holds a separate direct ownership interest in two of the ROSNEFT subsidiary enterprises in Russia: 49-percent interest in Kharampurneftegaz and 20-percent interest in Taas-Yuryakh Neftegazdobycha. This direct ownership interest is referred to hereinafter as "BP Holdings."

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BP Holdings' net proved reserves attributable to the reviewed properties are summarized as follows, expressed in thousands of barrels (10^3bbl) and millions of cubic feet (10^6ft^3):

		BP Holdings Net Reserves			
BP Holdings	**Reserves Classification**	**Oil and Condensate (10^3bbl)**	**NGL (10^3bbl)**	**Marketable Gas (10^6ft^3)**	**Sales Gas (10^6ft^3)**
Kharampurneftegaz	Proved Developed	48,551	46,066	1,311,147	1,311,147
	Proved Undeveloped	39,666	10,536	3,375,452	3,375,452
	Total Proved	**88,217**	**56,602**	**4,686,599**	**4,686,599**
Taas-Yuryakh Neftegazdobycha	Proved Developed	18,357	0	15,777	3,700
	Proved Undeveloped	16,372	0	3,610	1,962
	Total Proved	**34,729**	**0**	**19,387**	**5,662**
Total	**Proved Developed**	**66,908**	**46,066**	**1,326,924**	**1,314,847**
	Proved Undeveloped	**56,038**	**10,536**	**3,379,062**	**3,377,414**
	Total Proved	**122,946**	**56,602**	**4,705,986**	**4,692,261**

The BP Holdings net reserves shown above are included in the ROSNEFT net reserves shown herein. Additionally, a portion of the BP Holdings net reserves shown above is included in the BP share of ROSNEFT net reserves shown herein. BP has represented that the BP Holdings net reserves account for 3 percent of BP net proved reserves as of December 31, 2018, on a barrel of oil equivalent basis.

16 DeGolyer and MacNaughton While the oil and gas industry may be subject to regulatory changes from time to time that could affect an industry participant’s ability to recover its reserves, we are not aware of any such governmental actions which would restrict the recovery of the December 31, 2018, estimated reserves. DeGolyer and MacNaughton is an independent petroleum engineering consulting firm that has been providing petroleum consulting services throughout the world since 1936. DeGolyer and MacNaughton does not have any financial interest, including stock ownership, in ROSNEFT or BP. Our fees were not contingent on the results of our evaluation. This report has been prepared at the request of BP. DeGolyer and MacNaughton has used all methods and procedures as it considered necessary under the circumstance to prepare this report. All assumptions, data, procedures, and methods used to prepare this report are considered by DeGolyer and MacNaughton to be appropriate for the purposes served by this report. Submitted, /s/ DeGolyer and MacNaughton DeGOLYER and MacNAUGHTON Texas Registered Engineering Firm F-716 /s/ Gary L. McKenzie Gary L. McKenzie, P.E. [Seal] Senior Vice President DeGolyer and MacNaughton

DeGolyer and MacNaughton CERTIFICATE of QUALIFICATION I, Gary L. McKenzie, Petroleum Engineer with DeGolyer and MacNaughton, 5001 Spring Valley Road, Suite 800 East, Dallas, Texas, 75244 U.S.A., hereby certify: 1. That I am a Senior Vice President with DeGolyer and MacNaughton, which firm did prepare the report of third party addressed to BP dated January 15, 2019, and that I, as Senior Vice President, was responsible for the preparation of this report of third party. 2. That I attended the U.S. Military Academy at West Point, and that I graduated with a Bachelor of Science degree in 1976; that I am a Registered Professional Engineer in the State of Texas; that I am a member of the Society of Petroleum Engineers and the Society of Petroleum Evaluation Engineers; and that I have in excess of 36 years of experience in oil and gas reservoir studies and reserves evaluations. /s/ Gary L. McKenzie Gary L. McKenzie, P.E. [Seal] Senior Vice President DeGolyer and MacNaughton